Exhibit 99.6
CERTIFICATE OF QUALIFIED PERSON
I, Ian Glazier, as an author of this report entitled “Red Lake Gold Operation, Ontario Canada, NI 43-101 Technical Report” dated March 14, 2011 as amended March 30, 2011 prepared for Goldcorp Inc. (the “Issuer”) do hereby certify that:
1.	I am Mill Manager, Goldcorp Canada Ltd., Red Lake Gold Mines.
2.	This certificate applies to the technical report “Red Lake Gold Operation, Ontario Canada, NI 43-101 Technical Report”, dated March 14, 2011 as amended March 30, 2011 (the “Technical Report”).
3.	I have progressed in my work positions in milling over the last 21 years, starting as a Jr. Metallurgist and reached my current position of Mill Manager in January 2011. I received a degree in Geological Engineering, Mineral Processing option in 1989, and received my P.Eng accreditation in 1993. I have also been a member of CIMM since 1987.
4.	I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.
5.	I have worked in the Red Lake camp since 2004, having started with Goldcorp’s Red Lake Mine. I moved to the Campbell Complex when Goldcorp took possession in 2006, and have served both complexes since.
6.	I am responsible for section 16 of the Technical Report.
7.	I am not an independent qualified person as described in section 1.4 of Nl 43101, as I am an employee of the Issuer.
8.	My involvement with Goldcorp Canada Ltd., Red Lake Gold Mines is as listing in section 5.
9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.
10.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
Dated this 30th day of March, 2011
(“Ian Glazier”)
Ian Glazier, P. Eng.,
Mill Manager,
Goldcorp Canada Ltd., Red Lake Gold Mines